ANTOFAGASTA PLC

[redacted]

Quarterly Production Report Q4 2003

20 January 2004

Highlights

- **Group production increased by 2.4% to 471,800 tonnes in 2003. All three mines increased their production levels.**
- **Group cash costs were down 6.4% to 36.4 cents per pound in 2003.**

Group Total	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Full Year 2002
Total copper production ('000 tonnes)	**105.8**	**119.4**	**124.3**	**122.4**	**471.8**	**460.7**
Weighted average cash costs (cents per pound)	**39.8**	**35.6**	**34.6**	**36.1**	**36.4**	**38.9**

Los Pelambres

Annual copper production was 326,700 tonnes, marginally above the previous year. Higher ore processing levels followed installation of the new Pebble Crusher in August and compensated for lower recoveries. Production levels in 2004 are expected to be similar to 2003, as higher ore processing levels will offset lower ore grades under the next phase of the mine plan.

Cash costs in 2003 were 16% lower than the previous year at 29.3 cents per pound. This reduction was due mainly to by-product credits resulting from increased Molybdenum production, 11% higher than 2002, and higher Moly prices, 40% above 2002. Moly production in 2004 is expected to be lower, which will impact cash costs.

El Tesoro

During 2003, El Tesoro increased its cathode production by 9.5% and again exceeded its design capacity. The increased production resulted from higher ore processing levels and improved recoveries due to a better mix of ores aimed at achieving optimum grades for heap-leaching. Similar production levels are expected in 2004 when higher ore processing levels should compensate for lower ore grades.

Cash costs in 2003 were 42.4 cents per pound, 3% higher than the previous year. The increase was due mainly to higher haulage costs incurred in the mixing of ores as mentioned and the addition of dry waste material to reduce humidity levels in the tailings dumps. Cash costs are expected to increase in 2004 due to higher processing levels and the appreciation of the Chilean peso against the US dollar.

Michilla

Cathode production increased by 2% in 2003 to 52,700 tonnes. The installation of additional crushing capacity at the beginning of the year increased ore processing levels by 16% and compensated for lower ore grades.

Cash costs were 69 cents per pound, 12% higher than the previous year. This resulted from production difficulties experienced in the first part of the year and increased haulage costs under the current phase of the mine plan. The Chilean peso, which averaged CH$688 to US$1 during 2003, has continued to strengthen and is currently at the CH$575 to US$1 level. This will adversely affect costs in 2004.

Rail and Road Transport

Tonnages from Chilean customers increased, as did mineral shipments from Bolivia. The port of Mejillones began operating in November and Codelco has initiated shipments of copper cathodes through that port. Overall rail tonnages increased by 5.9% over 2002.

In December, the Railway completed the acquisition of a 30-year water concession in Chile's Region II for US$ 195.3 million (including IVA tax). The Concession will be operated by Aguas de Antofagasta S.A., a wholly-owned subsidiary.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
nwakefield@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4155

Los Pelambres	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Full Year 2002
Daily average ore treated ('000 tonnes)	107.1	115.4	105.0	125.5	113.3	110.5
Average ore grade (%)	0.88	0.93	1.00	0.85	0.91	0.91
Average recovery (%)	90.1	89.3	90.9	89.3	89.9	91.1
Concentrate produced ('000 tonnes)	172.7	219.2	217.2	217.3	826.5	811.8
Average concentrate grade (%)	42.8	39.5	41.1	40.6	40.9	41.3
Fine copper in concentrate ('000 tonnes)	73.9	86.6	89.2	88.1	337.8	335.5
Payable copper in concentrate ('000 tonnes)	71.5	83.7	86.3	85.2	326.7	324.6
Payable moly in concentrate ('000 tonnes)	1.8	1.9	2.2	2.7	8.7	7.8
Cash costs (cents per pound)	34.4	29.0	27.5	27.3	29.3	34.9

El Tesoro	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Full Year 2002
Daily average ore treated ('000 tonnes)	22.7	19.7	22.0	24.0	22.1	20.5
Average ore grade (%)	1.48	1.60	1.43	1.34	1.46	1.50
Average recovery (%)	77.0	77.5	80.3	78.3	78.2	74.4
Copper cathodes ('000 tonnes)	23.4	22.1	24.0	22.9	92.4	84.3
Cash costs (cents per pound)	40.6	41.3	41.1	46.6	42.4	40.8

Quarterly Production Report Q4 2003

ANTOFAGASTA PLC

Michilla	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Full Year 2002
Daily average ore treated ('000 tonnes)	12.4	16.4	16.7	16.7	15.6	13.4
Average ore grade (%)	1.35	1.24	1.21	1.21	1.25	1.39
Average recovery (%)	75.1	74.7	74.9	75.4	75.0	75.6
Copper cathodes ('000 tonnes)	10.9	13.5	14.0	14.3	52.7	51.8
Cash costs (cents per pound)	73.1	67.4	67.3	72.0	69.0	61.4

Transport	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full Year 2003	Full Year 2002
Rail tonnage transported ('000 tons)	946	1,131	1,118	1,193	4,388	4,142